March 13, 2020

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Unisys Corporation (the “Company”) and, under the date of February 28, 2020, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2019 and 2018 and the effectiveness of internal control over financial reporting as of December 31, 2019. On March 10, 2020, we were dismissed. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated March 13, 2020, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement that the change was approved by the Audit Committee of the Board of Directors and we are not in a position to agree or disagree with the Company’s statements in Item 4.01(b).

Very truly yours,

/s/ KPMG LLP